UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C/A: Offering Statement
☐ Form C/A-U: Progress Update
☐ Form C/ A/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
✓ Form C/A/AR: Annual Report
☐ Form C/A-AR/A: Amendment to Annual Report
☐ Form C/A-TR: Termination of Reporting

Name of issuer
Mighty Quinn's Holdings LLC

Legal status of issuer

　　Form
　　Limited Liability Company

　　Jurisdiction of Incorporation/Organization
　　Delaware

　　Date of organization
　　November 2014

Physical address of issuer
90 Dayton Ave, Ste. 88, Passaic, NY 07055

Website of issuer
www.mightyquinnsbbq.com

Current number of employees
94

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$5,768,293	$6,040,349
Cash & Cash Equivalents	$1,231,848	$667,363
Accounts Receivable	NA	N/A
Short-term Debt	$1,105,443	$653,958
Long-term Debt	$4,075,319	$2,223,870
Revenues/Sales	$9,498,957	$18,010,444
Cost of Goods Sold	$3,427,926	$6,315,645
Taxes Paid	$0.00	$0.00
Net Income	($2,083,209)	($3,231,543)

The above reflects the consolidated financials of Mighty Quinn's Holdings LLC and subsidiaries: CMH BBQ Holdings LLC; Greenwich BBQ LLC; Battery BBQ LLC; Broadway BBQ LLC; Upper East BBQ LLC; Clifton BBQ LLC; Garden BBQ LLC; Westchester BBQ LLC; Central BBQ LLC; SI BBQ LLC; MQ Franchising LLC; MQ Franchisor LLC; Mighty Quinn's IP LLC; BK Waterview LLC; MQ Corp LLC.

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

EXHIBIT A

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)

April 26, 2021

Mighty Quinn's Holdings LLC



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Mighty Quinn's Holdings LLC ("Mighty Quinn's", "we", "The Company") is a Delaware Limited Liability Company formed in November 2014, and is a holding company of a restaurant group. On January 1, 2015 the members of the subsidiary companies transferred their interests for an interest in Mighty Quinn's. The subsidiary companies became wholly-owned by Mighty Quinn's. The consolidated financial statements include the accounts of Mighty Quinn's and its wholly-owned subsidiaries (collectively, the "Company"). The Company operates its own restaurants and also sells franchises. The Company is located at 90 Dayton Ave, Ste. 88, New Jersey 07055. The Company's website is www.mightyquinnsbbq.com.

Our vision is to be a leading provider of authentic, slow-smoked BBQ, prepared with the highest quality ingredients. We aim to provide the best service in the industry and to foster human connections by positively engaging our employees and guests.

Mighty Quinn's got its start serving brisket at an outdoor weekend food market in Brooklyn where guests waited in long lines for a taste of authentic slow smoked BBQ. Our instinct that this amazing food category had been underserved was immediately validated, which led to our opening of the flagship Mighty Quinn's location in Manhattan's East Village in 2012. After earning "best new restaurant" in New York City by Zagat and receiving a glowing review on the cover of the New York Times dining section, we proceeded to open new locations. There are currently nine corporate locations, licensed locations in Yankee Stadium and Madison Square Garden, and a 12-unit, franchisee-contracted development pipeline.

Since our founding seven years ago, Mighty Quinn's has evolved into a scalable operation that's been retooled for franchise growth. We operate a 13,000 square foot facility serving our corporate and licensed locations that is currently 30% utilized. Our operational systems and standards allow for franchisees to take advantage of both on-premise (in restaurant dining) and off-premise (catering, delivery and takeout) revenue streams, which is the fastest growing segment of the dining market. Our fast casual format allows for the efficient use of labor and can be operated from smaller real estate footprints than typically needed to execute an authentic BBQ menu.

Being successful in today's dining market means meeting guests where they want to be served, optimizing operations for a growing digital sales channel, cultivating a welcoming environment, and pursuing environmentally sustainable business practices wherever possible. Mighty Quinn's started as a food-focused passion project and has grown into a brand that we believe has the tools to successfully compete in the $50 billion fast casual segment.

Competitors and Industry
We compete in the fast-casual restaurant market, which includes major companies worldwide, as well as smaller industry participants. The fast-casual restaurant market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than us.

Current Stage and Roadmap
Our business has been severely impacted by the COVID-19 pandemic causing us, at times, to rely solely on take-out and delivery and the closure of, several restaurants. See "Risk Factors - Public health epidemics or outbreaks, such as COVID-19, could materially and adversely impact our business."

Prior to the COVID-19 closures there were 13 Mighty Quinn's in operation, including 2 locations in Manhattan's Madison Square Garden and one location in Yankee Stadium. In traditional formats, Mighty Quinn's services a lunch and dinner daypart with average check size ranging from $15.00-$45.00 serving up a menu of authentic slow smoked barbeque paired with chef driven sides and a craft beer selection. Our service style is fast casual and we derive and increasing percentage of our business from order ahead and delivery channels.

Litigation
On June 20, 2019 a complaint was filed in the Southern District Court of New York against one our subsidiaries, CMH BBQ Holdings LLC, alleging that the Company's restaurant location at 103 2nd Ave was not compliant with ADA accessibility standards. The Company believes it has adhered to ADA best practices in this matter. The case is ongoing. On January 14, 2020 a complaint was filed in the Southern District Court of New York against one of our subsidiaries, Battery BBQ LLC, alleging that the Company's website was not compliant with ADA accessibility standards. The Company maintains an accessibility policy for its website and believes it has adhered to ADA best practices in this matter. The case is ongoing.

On November 20, 2018, plaintiffs, including current and former employees of the Company (the "Plaintiffs") filed a settlement communication claiming they were not paid appropriate wages for the hours worked. During the year ended December 31, 2019, Management, along with their legal counsel, believe the Company had determined it is probable that they have incurred a liability equal to $835,000 related to this litigation. This liability was included in accounts payable and accrued expenses on the consolidated balance sheet as of December 31, 2019. During the year ended December 31, 2020, the plaintiffs and the Company agreed to a settlement which required the Company pay a cash settlement amount of $500,000 upon reaching the settlement and the remaining $300,000 of the settlement to be paid on April 1, 2021.

The Company has engaged legal counsel to further negotiate with the landlords of two closed locations. Management, along with their legal counsel, cannot reasonably estimate the amount of loss or estimate a range of loss. The unpaid rent has been accrued as of December 31, 2020.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy,

are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. An investment in the Offering involves significant risk. You should not invest any funds in the Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The order in which the following risks are presented is not intended to reflect the magnitude of the risks described.

Risks Related to the Company's Business and Industry

Public health epidemics or outbreaks, such as COVID-19, could materially and adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. Because COVID-19 infections have been reported throughout the United States, certain federal, state and local governmental authorities have issued stay-at- home orders, proclamations and/or directives aimed at minimizing the spread of COVID-19 which are only now being scaled back. Additional, more restrictive proclamations and/or directives may be issued in the future. Our business has been severally impacted by the COVID-19 pandemic. Local government mandates forced Mighty Quinn's to close its dining areas and solely focus on take-out and delivery sales which led to a decrease in overall sales. In addition, several restaurants have been closed and there is uncertainty as to which locations may be able to reopen when restrictions are lifted. There is currently no specific date provided by local governments as to when restrictions will be lifted or the specific limitations that will be imposed on occupancy and social distancing that will limit the number of diners in our restaurants. The ultimate impact of the COVID-19 pandemic on our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or we, may direct, which may result in an extended period of continued business disruption, reduced customer traffic and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but our business, financial condition and results of operations may be adversely affected in a material respect.

The development and commercialization of the Company's products and services are highly competitive. The Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The fast-casual restaurant market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses could increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of 2022, the cash burn rate could increase to promote revenue growth, further develop R&D, and fund other Company operations and obligations after the raise. Doing so could require significant effort and expense, may not be feasible or may require additional capital, which may or may not be available when and if needed.

The Company has incurred losses in its recent fiscal years and anticipates that it will continue to incur losses for the foreseeable future. We are a development stage company with a limited operating history, and we may continue to incur significant and increasing operating losses for the next several years. These losses, among other things, have had and will continue to have an adverse effect on our stockholders' equity and working capital. Because of the various risks and uncertainties associated with our business activities, we are unable to predict the extent of any future losses or when we will become profitable, if at all. To date, we have financed our operations and internal growth primarily through private placements of equity and convertible debt, as well as our bank financings.

The Company's business model is capital intensive. The amount of capital the Company raised in its recent Convertible Note financing is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to those amounts previously raised. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets.

The Company projections of aggressive growth may not be realized. If assumptions underlying projections are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Restaurant ventures are risky and have a high failure rate. New restaurants, once opened, may not be profitable or may close, and the increases in average restaurant revenues and comparable restaurant sales that the Company has projected may not be realized. If the Company is unable to attract diners, reach its target average ticket size, or runs into other unforeseen challenges, Mighty Quinn's may be unable to meet its projections, resulting in investors failing to recoup their initial investment, be paid smaller than expected returns, and may result in some of the Company's restaurants closing. The Company's ability to operate any new restaurants profitably will depend on many factors, some of which are beyond its control, including:

- consumer awareness and understanding of its brand;
- general economic conditions, which can affect restaurant traffic, local labor costs, and prices for food products and other supplies;
- changes in consumer preferences and discretionary spending;
- difficulties obtaining or maintaining adequate relationships with distributors or suppliers;
- increases in prices for commodities, including proteins; and
- other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

The Company's business operations are currently concentrated in a single geographic area and are therefore susceptible to economic and other trends and developments, including adverse economic conditions, in this area. The Company's financial performance is currently dependent on its restaurant locations located in the New York metropolitan area. As a result, adverse economic conditions in this area could have a material adverse effect on its overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on the business.

The Company intends to grow, in part, through the sale of franchised locations and no assurance can be given that we will be successful in these efforts. We currently anticipate increasing the number of our restaurants through the sale of franchised locations throughout the United States. These efforts and our performance depend, in part, upon (i) our ability to attract and retain qualified franchisees and (ii) the franchisees' ability to execute our concept and capitalize upon our brand recognition and marketing. If franchisees do not adequately operate or manage their restaurants, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could significantly decline. Additionally, the quality of franchised restaurant operations may be diminished if franchisees do not operate restaurants in a manner consistent with the law or our standards and requirements, or if they do not hire and train qualified managers and other restaurant personnel. If we are unsuccessful in these efforts, our results of operation will be adversely affected and our financial projections will suffer.

The Company could face liability from or as a result of our franchisees. Various state and federal laws govern our relationship with our franchisees and our potential sale of a franchise. If we fail to comply with these laws, we could be liable for damages to franchisees and fines or other penalties. A franchisee or government agency may bring legal action against us based on the franchisee/franchisor relationship. Also, under the franchise business model, we may face claims and liabilities based on vicarious liability, joint-employer liability, or other theories or liabilities. All such legal actions not only could result in changes to laws, making it more difficult to appropriately support our franchisees and, consequently, impacting our performance, but, also, such legal actions could result in expensive litigation with our franchisees or government agencies that could adversely affect both our profits and relationships with our franchisees. In addition, other regulatory or legal developments may result in changes to laws or the franchisor/franchisee relationship that could negatively impact the franchise business model and, accordingly, our profits.

The Company depends on its Co-CEO's and Pitmaster, the loss of any of whom could materially harm the business. The Company relies upon the accumulated knowledge, skills and experience of its owners, executives and key employees. If any of those individuals were to leave or become incapacitated, the Company might suffer in its planning and execution of business strategy and operations, impacting the brand and financial results.

The Company is currently managed by two of its members and has not yet formed a Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

Compliance with and changes in employment laws or regulation could harm our performance or cause the Company to be subject to litigation. Various federal, state, regional and local labor laws govern our relationship with our employees and affect operating costs. These laws include, but are not limited to, minimum wage requirements, overtime pay, tip allocations, paid time off, family leave mandates, work scheduling, healthcare reform, unemployment tax rates, notice of pay disclosures, workers compensation rates, citizenship requirements and sales taxes. As the regulatory landscape continues to change and become more complex, it can be difficult to know all of the regulations, understand them clearly, and comply timely and consistently. Complying with this regulatory landscape subjects us to additional expense and exposes us to liabilities from claims for non-compliance. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, scheduling laws, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, or changing regulations from the National Labor Relations Board, other agencies or an administration occupying the White House.

In 2018 the Company received a letter from a plaintiff attorney alleging that the Company's tip pooling methodologies may not have been in compliance with regulatory requirements. The Company has been cooperative in disclosing the employee payment details related to this claim and we are currently in settlement discussions in regard to this matter but there is no guarantee that a settlement will be successfully reached.

The Americans with Disabilities Act is a federal law that prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants or to our guest-facing technologies in order to provide service to or make reasonable accommodations for disabled persons. In addition, there are evolving requirements and protocols for customer facing websites to comply with ADA best practices. The Company's efforts to stay in compliance with these changing protocols could fall short and may expose it to the risk of litigation.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive food and beverage space. Additionally, the restaurants may be in a market where customers will not have brand loyalty.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, negative publicity could reduce sales at the restaurant. The Company may, from time to time, be faced with negative publicity relating to food quality, the safety, sanitation and welfare of restaurant facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of the Company's or its suppliers' food processing and other policies, practices and procedures, employee relationships and welfare or other matters. Negative publicity may adversely affect the Company, regardless of whether the allegations are valid or whether the Company is held to be responsible. In addition, the negative impact of adverse publicity relating to another restaurant owned by the same holding company may extend beyond the restaurant involved, especially due to the high geographic concentration of the holding company's restaurants, to affect some or all of its other restaurants, including franchised restaurants. A similar risk exists with respect to food service businesses unrelated to the Company, if customers mistakenly associate such unrelated businesses with the Company's operations. Employee claims based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create not only legal and financial liability but negative publicity that could adversely affect the Company and divert its financial and management resources that would otherwise be used to benefit the future performance of its operations.

The Company is vulnerable to changes in consumer preferences and economic conditions that could harm its business, financial condition, results of operations and cash flow. Food service businesses depend on consumer discretionary spending and are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, weather, fuel prices, local demographics and the type, number and locations of competing restaurants may adversely affect the performances of individual locations. In addition, economic downturns, inflation or increased food or energy costs could harm the restaurant industry in general and the Company's locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could harm the business, financial condition, results of operations and cash flow. There can be no assurance that consumers will continue to regard barbecue favorably or that the Company will be able to develop new menu items that appeal to consumer preferences. The business, financial condition, and results of operations depend in part on the Company's ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

Failure to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations could lead to the loss of the Company's liquor and food service licenses and, thereby, harm its business. The restaurant industry is subject to various federal, state, and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits, and approvals could adversely affect the Company's operating results. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that a Company's conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect the Company's restaurant, which would adversely affect their business. Alcoholic beverage control regulations generally require restaurants to apply to a state authority and/or county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, and storage and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain liquor licenses could adversely affect the Company's business, financial condition, or results of operations.

The Company's insurance policies may not provide adequate levels of coverage against all claims. We maintain insurance coverage that is customary for businesses of our size and type. However, there are types of losses that may be incurred by the Company that cannot be insured against or that may not be commercially reasonable to insure. These losses, if they occur, may have a material and adverse effect on our business and results of operations. We may incur material losses and costs as a result of future product liability claims that may be brought against us. As a producer and marketer of consumer products, we may be subjected to various product liability claims. There can be no assurance that our product liability insurance will be adequate to cover any loss or exposure for product liability, or that such insurance will continue to be available on terms acceptable to management. Any product liability claim not fully covered by insurance, as well as any adverse publicity from a product liability claim or product recall, could have a material adverse effect on our financial condition or results of operations.

The Company currently has approximately $2,881,019 in secured debt as of December 31, 2020. The terms of this debt (sometimes referred to herein as the "Bank Loan") requires the Company to dedicate a substantial portion of its cash flow from operations (approximately $30,000 per month currently) or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. In addition, the terms of the Bank Loan provide that upon any event of default, the Lender may declare all or any portion of the Bank Loan to be immediately due and payable. One of the Events of Default under the Bank Loan is a general inability to pay its debts. The outstanding principal balance and accrued interest of the Bank Loan is secured by a lien and security interest on the Company' assets and income generated by the Company and is personally guaranteed by certain managing members. See Note 6 of Exhibit A: Financials for more detail.

Specifically, the Bank Loan includes a $1,000,000 revolving line of credit which was entered into in November 2017 (the "Revolving Credit Line") which can be renewed annually. The Company is able to draw on the Revolving Credit Line to support working capital needs of its leased restaurant locations. Interest on the Revolving Credit Line is payable at a fixed rate of 5.5% and is paid monthly. Borrowings under the Revolving Line of Credit were $650,000 and $400,000 as of December 31, 2020 and 2019 respectively, and $400,000 and $0 as of December 31, 2018 and 2017, respectively. For the years ending December 31, 2020 and 2019, interest expense on the Revolving Line of Credit was $27,830 and $16,809, respectively.

In addition, on September 20, 2018, the Company entered into an equipment loan with another lender (the "Equipment Loan") to purchase equipment. The Equipment Loan is payable monthly and will mature in September 2023. Interest on the Equipment Loan is fixed at 9%. Borrowings under the Equipment Loan were $35,700 as of December 31, 2020 and $46,655 as of December 31, 2019.

On December 31, 2013, the Company entered into an auto loan (the "Auto Loan") to purchase a delivery truck. The Auto Loan matured in December 2019. Borrowings under the Auto Loan were $7,661 and $15,708 as of December 31, 2018 and 2017, respectively. Interest on the Auto Loan is fixed at 3.9%. For the years ended December 31, 2018 and 2017, interest expense on the Auto Loan was $470 and $777, respectively. The Auto Loan is no longer outstanding.

The Company is also subject to certain financial covenants pursuant to the Bank Loan and Revolving Credit Line. The Company did not meet certain financial covenants pursuant to the Bank Loan and Revolving Credit Line during the year ended December 31, 2018 or December 31, 2019. On May 15, 2019 the Lender issued a waiver for failing to meet the covenants during the year ended December 31, 2018 and on April 16, 2020 the Lender issued a waiver for failing to meet the covenants during the year ended December 31, 2019. No assurance can be provided on whether the Company will meet the financial covenants for subsequent periods. In the event these financial covenants are not met for subsequent periods, the Company will seek waivers from the Lender and no assurance can be given that such waivers will be granted. If such waivers are not granted, the Lender may elect to accelerate payments under the Bank Loan at such time.

In accordance with the Company's operating agreement, managing members shall be eligible to receive compensation in exchange for services to the Company (the "Management Fees"). The managing members can adjust the Management Fees when they deem appropriate, provided the Company shall maintain sufficient cash reserves. If there are not sufficient cash reserves to incur the Management Fees to the managing members, such payments will be deferred until the Company has sufficient cash reserves.

The Company has one major vendor that is relies upon. The Company had one vendor that accounted for approximately 53.9% and $2,130,292 of the cost of sales for the year ended December 31, 2020. The Company had one vendor that accounted for approximately 71% and $4,484,125 of the cost of sales for the year ended December 31, 2019. The Company had one vendor that accounted for approximately 70.14% and $4,796,703 of the cost of sales for the year ended December 31, 2018. The Company expects to maintain the relationship with this vendor. Failure to maintain this relationship in a satisfactory manner may result in a material adverse effect on the

Company's operations. As of December 31, 2019, and 2018 the Company has not experienced any losses resulting from these concentrations, respectively.

The Company has not prepared any audited financial statements. Although we believe that our books and records are satisfactorily maintained, the financial statements annexed to the Form C or Form C-AR have not been audited, which could adversely affect your ability to evaluate our business and future prospects. These financial statements may be subject to significant adjustments upon the completion of an audit conducted in accordance with generally accepted accounting principles. No such audit of our financial statement is planned.

The Company is a holding company and its only material assets are its ownership interests in its subsidiaries. The subsidiaries include: CMH BBQ Holdings LLC; Greenwich BBQ LLC; Battery BBQ LLC; Broadway BBQ LLC; Upper East BBQ LLC; Clifton BBQ LLC; Garden BBQ LLC; Westchester BBQ LLC; Central BBQ LLC; SI BBQ LLC; MQ Franchising LLC; MQ Franchisor LLC; Mighty Quinn's IP LLC; BK Waterview LLC; MQ Corp LLC. The Company is dependent upon distributions from its subsidiaries to pay taxes and other expenses and has no independent means of generating revenue. To the extent the Company may need funds to pay liabilities or to fund operations, and the subsidiaries are restricted from making distributions to the Company under applicable agreements, laws or regulations, or do not have sufficient cash to make these distributions, the Company may have to borrow funds to meet these obligations and operate the business. This could cause its liquidity and financial condition to be materially adversely affected.

The disclosures contained in this document are subject to change over time. Certain disclosures in this document are not based on historical facts but represent the management's current expectations and estimates about the Company, the Company's industry segment and management's present beliefs and assumptions about the Company's operations and potential growth plans. These disclosures are subject to change over time due to changes in our business, if any, and any changes that are outside of our control, such as changes to market trends, regulations affecting us, our customers or their customers, economic conditions and other things that may have an implication on the way we conduct our business.

BUSINESS

Description of the Business
Our vision is to be a leading provider of authentic, slow-smoked BBQ, prepared with the highest quality ingredients. We aim to provide the best service in the industry and to foster human connections by positively engaging our employees and guests.

Business Plan
Mighty Quinn's got its start serving brisket at an outdoor weekend food market in Brooklyn where guests waited in long lines for a taste of authentic slow smoked BBQ. Our instinct that this amazing food category had been underserved was immediately validated, which led to our opening of the flagship Mighty Quinn's location in Manhattan's East Village in 2012. After earning "best new restaurant" in New York City by Zagat and receiving a glowing review on the cover of the New York Times dining section, we proceeded to open new locations. There are currently nine corporate locations, licensed locations in Yankee Stadium and Madison Square Garden, and a 12-unit, franchisee-contracted development pipeline.

Since our founding seven years ago, Mighty Quinn's has evolved into a scalable operation that's been retooled for franchise growth. We operate a 13,000 square foot facility serving our corporate and licensed locations that is currently 50% utilized. Our operational systems and standards allow for franchisees to take advantage of both on-premise (in restaurant dining) and off-premise (catering, delivery and takeout) revenue streams, which is the fastest growing segment of the dining market. Our fast casual format allows for the efficient use of labor and can be operated from smaller real estate footprints than typically needed to execute an authentic BBQ menu.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Micha Magid	Co-Founder, Co-CEO	Co-Founder and Co-CEO of Mighty Quinn's BBQ (finance and marketing)
Christos Gourmos	Co-Founder, Co-CEO	Co-Founder and Co-CEO of Mighty Quinn's BBQ (operations and training programs)
Hugh Mangum	Co-Founder, Pitmaster	Co-Founder and Pitmaster of Mighty Quinn's BBQ (chef and pitmaster)

Micha Magid, Co-Founder & Co-CEO
Micha spent over 10 years on Wall Street before becoming a founding member of Mighty Quinn's BBQ. He brings a financial and marketing background to the company, where he oversees those divisions as well as the franchising program. Prior to Mighty Quinn's, Micha was a founding investor and adviser to a consumer spirits brand which had a successful exit in 2018. As part of that journey Micha recognized how the development of a brand needed to evolve with consumer tastes. Recognizing the lack of great BBQ options in urban areas, including NYC, Micha and his partners set out to satisfy this demand with a brand that could deliver consistency, freshness and craveable food through a model that could scale beyond one restaurant. Micha studied finance and international business at the Stern School of Business at New York University.

Christos Gourmos, Co-Founder & Co-CEO
Christos grew up in the restaurant industry starting with his family's dining business and later moving on to develop one of the largest and most successful catering halls in New Jersey. Christos currently oversees all operations at Mighty Quinn's and is responsible for the crafting and implementation of the company's training programs. He has also built the Mighty Quinn's vendor network, which will serve our national franchisees. Christos believes that serving great food isn't enough and that for every dining experience to be a memorable one, a restaurant must deliver consistent hospitality. He has made great customer service a focus point for the
team and a hallmark of the Mighty Quinn's experience.

Hugh Mangum, Pitmaster, Co-Founder & Pitmaster
Hugh is the Chef and Pitmaster of Mighty Quinn's and has spent the majority of his professional life working in and developing his culinary skills. Before becoming a go-to source for the current BBQ renaissance, Hugh worked for esteemed chefs like Jean George Vongerichten and later went on to become an on air resource for various television projects including Beat Bobby Flay, Firemasters, and Chopped! Hugh believes that cooking in its purest form should start with all-natural ingredients and that the freshness of quality products should be the basis for great food. He learned his smoking skills from his Texan father and used the basis of that BBQ'ing
lineage to craft the recipes that are used today on the Mighty Quinn's BBQ menu.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Percentage of Company Owned	Voting rights	Anti-Dilution Rights	Other material terms
Class A Membership Interests	82.4%	YES	NO	See "Our Securities" below.
Class B Membership Interests	9.2%	YES	NO	See "Our Securities" below.

Class C Membership Interests	8.4%	YES	NO	See "Our Securities" below.

During the year ended December 31, 2017, $3,000,030 was contributed by the Company's members as a capital contribution. These capital contributions were made to support ongoing operations and for further expansion of its restaurants and franchises throughout the United States.

The Company has the following debt outstanding as of December 31, 2020:

Type of debt	Name of creditor	Amount outstanding	Interest rate / payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Notes	Multiple	$1,348,243	10%	N/A	N/A	12/31/2021	N/A
Bank Loan	Connect One Bank	$2,231,019	4.5%	Yes	Secured by a lien on the Company's security interests in substantially all assets and income generated by the Company and is personally guaranteed by certain managing members	8/1/2026	N/A
Revolving Credit Line	Connect One Bank	$650,000	4.75%	Yes	Secured by a lien on the Company's security interests in substantially all assets and income generated by the Company and is personally guaranteed by certain managing members	11/6/2021	N/A
Equipment Loan	Navitas Credit Corp	$35,700	9%	Yes	N/A	9/20/2023	N/A

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Micha Magid and Christos Gourmos.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership *
Christos Gourmos	Class A	35.43%
Micha Magid	Class A	33.95%

* A portion of the above ownership units are held in a separate trust, as well as by the individuals listed

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached as Exhibit B of the Form C-AR in addition to the following information. Financial statements are attached as Exhibit B.

Operations
Mighty Quinn's Holdings LLC ("Mighty Quinn's") is a holding company of a restaurant group. On January 1, 2015 the members of the subsidiary companies transferred their interests for an interest in Mighty Quinn's. The subsidiary companies became wholly-owned by Mighty Quinn's. The consolidated financial statements include the accounts of Mighty Quinn's and its wholly-owned subsidiaries (collectively, the "Company"). The Company operates its own restaurants and also sells franchises. The Company was organized under the laws of the State of Delaware.

Results of operations
Revenue
Revenue for fiscal year 2020 was $9,498,957 as compared to $18,010,444 for fiscal year 2019 or a decrease of 47.3%. We attribute the decrease in revenue to a same-store sales decrease in our core stores, the sale of one location, the closure of several corporate and licensed locations due to COVID, partially offset by an increase in franchise development fee and royalty related revenue .

Cost of goods
Cost of goods was $3,427,926 in 2020 compared to $6,315,645 in 2019.

Gross margins
Our gross margins declined to 63.3% (2020) from 64.7% (2019). We attribute the decline to a temporary spike in food costs caused by the COVID-19 related closures of meat processing plants across the country and the related supply shortages.

Expenses
The Company's labor expense as a percentage of sales decreased to 30.2% (2020) from 33.1% (2019) which was primarily driven by realized efficiencies in the Company's labor model. Outside ordering and delivery fees decreased to $1,025,039] (2020) from $1,405,496 (2019) as third-party delivery sales channels, and the associated sales commission expense, decreased year over year.

Net Loss
Net loss for fiscal year 2020 was $2,083,209 as compared $3,231,543 for fiscal year 2019 or a decrease of 35.5%. We attribute the decrease in net loss primarily to the forgivable advance income related to the Payroll Protection Program.

Liquidity and Capital Resources
We have approximately $1,231,848 in cash on hand as of December 31, 2020, which will be used to execute our business strategy.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series B	May 2019	506(b)	Convertible Notes	$710,000	Working capital
Series B	April 2020	4(a)(6)	Convertible Notes	$607,850	Working Capital

THE SECURITIES

Membership Interests
There are three classes of membership interests; Class A, Class B and Class C. The holders of the Class A membership interests own in the aggregate 82.4% of the issued and outstanding membership interests of the Company, the holders of the Class B membership interest 9.2% and the holders of the Class C membership interests 8.4%

Distributions

Distributions out of the Company's Available Cash (as defined in it's operating agreement) shall be made as follows: to the Members pro rata based on the Percentage Interests as defined in it operating agreement), except in the case of any liquidation, dissolution, winding up, a sale of all or substantially all of the assets of the Company, or consolidation or merger of the Company in which the Members do not continue to hold at least fifty percent (50%) of the total interest in the successor entity, in which case all Company assets shall, after the Company's debts and creditors are satisfied, first be paid back to the Class C Members until each Class C Member has been paid an amount equal to one hundred percent (100%) of its total Capital Contribution, then to the Class A Members until each Class A Member has been paid an amount equal to one hundred percent (100%) of its total Capital Contribution, and thereafter the balance of any remaining proceeds shall be distributed pro rata to the holders of Class A , Class B, and Class C membership units according to their Percentage Interest in the Company.

Sale by Members; Right of First Refusal

If any Member wishes to transfer all or a part of its membership interest directly or indirectly pursuant to a bona fide, arms-length offer, unless such purchaser is an affiliate of the transferring Member, the selling member shall, first give the Managing Members no less than thirty (30) days' advance written notice of the selling member's intention to sell the subject membership interest. If the Managing Members do not purchase the offering interests then the Company, followed by the Class A members may purchase the offered interests.

Drag-Along Right.

In the event that fifty percent holders of (50%) or more of the percentage interest in the Company is to be sold for consideration by one or more Members in the same transaction or related transactions, with the unanimous written consent of the Managing Members, and to a third party in accordance with the applicable provisions of this Agreement, then the transferring Member(s) may, at its/their option, require that each remaining Member of the Company sell one hundred percent (100%) of their percentage interest in the Company to the third party on the same terms and conditions of the transferring Member's sale of its Membership Units to the third party, provided that certain conditions set forth in the operating agreement are met.

Convertible Notes

Conversion

The Convertible Notes are convertible in the following circumstances:

- Once a "qualified equity financing" occurs (in essence, an equity financing of membership interests resulting in aggregate gross proceeds of not less than $3,000,000), the Notes will automatically convert into the type of equity securities sold in the qualified equity financing.
- If the maturity date is reached, the Note holders will have the option to convert into a new class of common membership interests ranking junior to the current outstanding membership interests in the Company.

Conversion price

The conversion price of the Convertible Notes is:

- In the event of a qualified equity financing, the Notes will convert into a yet to-be-determined class of membership interests based on a formula factoring in a valuation cap of $40,000,000 (the "Target Valuation") and a discount of 20% to the equity sold in such financing, as specifically described in the Convertible Promissory Note; or
- In the event the Convertible Notes reach their maturity date, investors may elect to convert the Convertible Note into a new class of common membership interest ranking junior to certain outstanding membership interests in the Company at the Target Valuation Price (i.e., the Target Valuation divided by the Fully Diluted Capitalization (as defined in the Note).

If there is a Sale Event (as defined in the Note) that occurs before a qualified equity financing or the maturity date, investors will receive a payment equal to the greater of (x) 150% of their Balance or (y) the amount they would have been entitled to receive if immediately prior to the consummation of such transaction, the Balance had converted to membership interests at the Target Valuation Price (as defined in the Note).

Interest Rate

Until the earlier of the qualified equity financing, the maturity date of the Convertible Note, or the Sale Event, the Convertible Note accrues an annual interest rate of 10%.

What it means to be a minority holder
Investors who are a minority holder will have limited ability, if at all, to influence our policies or any other company matter, including the election of managers or officers, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution
Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional equity securities. In other words, when the company issues more equity, the percentage of the company that investors own will decrease, even though the value of the company may increase. Investors will own a smaller piece of a larger company. This increase in number of equity securities outstanding could result from an equity offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred interest or warrants) into equity securities. If we decide to issue more equity securities, an investor could experience value dilution, with each existing equity interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If investors are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per interest.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted no related person transactions with related persons during the period covered by this report.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

Compliance Failure.
We have not previously been subject to the ongoing requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Micha Magid
_____
(Signature)

Micha Magid
_____
(Name)

Co-Founder, Co-CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Micha Magid
_____
(Signature)

Micha Magid
_____
(Name)

Co-Founder, Co-CEO
_____
(Title)

April 26, 2021
_____
(Date)

/s/Christos Gourmos
_____
(Signature)

Christos Gourmos
_____
(Name)

Co-Founder, Co-CEO
_____
(Title)

April 26, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

MIGHTY QUINN'S HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

MIGHTY QUINN'S HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Members
Mighty Quinn's Holdings LLC and subsidiaries
New York, NY

We have reviewed the accompanying consolidated financial statements of Mighty Quinn's Holdings LLC and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of operations, members' (deficit) and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

977 North Broadway ● North Massapequa, NY 11758 ● Ph: (516) 541-0022 ● Fax (516) 541-7760

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 13 to the consolidated financial statements, the Company has been suffering recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and their plans regarding these matters are described in Note 14. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Perlson LLP

North Massapequa, NY
April 20, 2021

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2020

ASSETS		
CURRENT ASSETS		
Cash	$	1,231,848
Credit card receivable		15,940
Outside ordering receivable		231,040
Royalty receivable		2,871
Inventory		378,104
Prepaid expenses		52,574
Other assets		112,500
TOTAL CURRENT ASSETS		2,024,877
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $4,424,309		3,055,353
Security deposits		423,039
Deferred tax asset		178,532
Intangible assets, net of accumulated amortization of $20,676		86,492
TOTAL ASSETS	$	5,768,293
LIABILITIES AND MEMBERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	1,900,265
Sales tax payable		59,734
Gift card payable		56,088
Tips payable		6,578
Catering deposits payable		10,802
Deferred franchise and area development fees		56,486
Equipment loan payable		11,714
Due to franchisee		49,000
Bank loan payable		252,433
PPP loan payable		203,010
Line of credit		650,000
TOTAL CURRENT LIABILITIES		3,256,110
Bank loan payable, net of current portion		1,978,586
Convertible note payable		1,348,243
Deferred rent payable		555,747
EIDL loan payable		500,000
PPP loan payable, net of current portion		248,490
Deferred franchise and area development fees, net of current portion		167,164
Deferred royalty fees		69,407
Equipment loan payable, net of current portion		23,987
TOTAL LIABILITIES		8,147,734
MEMBERS' (DEFICIT)		(2,379,441)
TOTAL LIABILITIES AND MEMBERS' (DEFICIT)	$	5,768,293

See independent accountants' review report.

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE		
Sales	$	9,347,168
Franchise and area development fees		92,064
Royalty revenue		51,619
Brand development fund		8,106
TOTAL REVENUE		9,498,957
COST OF SALES		
Inventory, beginning		442,702
Purchases		3,363,328
Less: inventory, ending		(378,104)
COST OF SALES		3,427,926
GROSS PROFIT		6,071,031
OPERATING EXPENSES		
Salaries		2,596,881
Rent		2,089,186
Outside ordering and delivery fees		1,025,039
Depreciation and amortization		765,380
Utilities		364,272
Restaurant supplies		288,192
Payroll taxes		277,499
Insurance		260,878
Management fees		212,280
Professional fees		179,761
Dues and subscriptions		170,200
Repairs and maintenance		140,039
Credit card fees		112,311
Travel		86,612
Advertising and promotions		84,004
Disposal fees		66,883
General and administrative expense		54,303
Fees and permits		33,929
Automobile expense		11,941
Bank service charges		8,347
Outside services		7,353
Meals and entertainment		2,741
TOTAL OPERATING EXPENSES		8,838,031
LOSS FROM OPERATIONS		(2,767,000)
OTHER INCOME (EXPENSES)		
Interest income		6,285
Other income		131,694
Forgivable advance income		818,800
Interest expense		(266,473)
Syndication fee		(85,231)
OTHER INCOME (EXPENSES), NET		605,075
LOSS BEFORE BENEFIT FOR INCOME TAXES		(2,161,925)
BENEFIT FOR INCOME TAXES		78,716
NET LOSS	$	(2,083,209)

See independent accountants' review report.

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF MEMBERS' (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2020

Balance, January 1, 2020	$	(296,232)
Net loss		(2,083,209)
Balance, December 31, 2020	$	(2,379,441)

See independent accountants' review report.

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(2,083,209)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation and amortization		765,380
Deferred tax asset		(78,716)
Changes in operating assets and liabilities		
(Increase) decrease in operating assets		
Credit card receivable		26,963
Outside ordering receivable		(108,868)
Royalty receivable		2,229
Proceeds from deferred royalty fees		69,407
Inventory		64,598
Prepaid expenses		102,585
Other assets		4,070
Security deposits		42,227
Intangible assets		(12,010)
Financing fees		
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses		23,649
Deferred franchise and area development fees		12,937
Deferred rent		79,132
Gift card payable		8,151
Sales tax payable		(51,545)
Catering deposits payable		(283)
Tips payable		(6,928)
Net cash used in operating activities		(1,140,231)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(21,919)
Net cash used in investing activities		(21,919)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from convertible note payable		638,243
Proceeds from line of credit		250,000
Proceeds from loan receivable		50,000
Proceeds from due to franchisee		49,000
Proceeds from EIDL loan payable		500,000
Proceeds from PPP loan payable		451,500
Repayment of bank loan payable		(201,154)
Repayment of equipment loans		(10,954)
Net cash provided by financing activities		1,726,635
NET INCREASE IN CASH		564,485
CASH, JANUARY 1, 2020		667,363
CASH, DECEMBER 31, 2020	$	1,231,848
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for interest	$	132,126

See independent accountants' review report.

NOTE 1 – NATURE OF BUSINESS

Mighty Quinn's Holdings LLC ("Mighty Quinn's") is a holding company of a restaurant group. On January 1, 2015 the members of the subsidiary companies transferred their interests for an interest in Mighty Quinn's. The subsidiary companies became wholly-owned by Mighty Quinn's. The consolidated financial statements include the accounts of Mighty Quinn's and its wholly-owned subsidiaries (collectively, the "Company"). The Company operates its own restaurants and also sells franchises. The Company was organized under the laws of the State of Delaware.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods will differ from these estimates, such estimates are developed based on the best information available to management and management's best judgments at the time made.

Cash
For purposes of the statement of cash flows, the Company considers cash in banks, cash on hand and demand deposits as cash.

Receivables and allowance for doubtful accounts
As of December 31, 2020, there is no allowance for doubtful accounts, as the Company believes the credit card receivable is fully collectible. Additionally, the outside ordering receivable consists of outside food delivery services where the Company collects the monies due for each delivery order on a daily, weekly or bi-monthly basis and believe this to be fully collectible based on past collectability.

Inventory
Inventory is stated at the lower of cost or net realizable value, with cost determined in accordance with the first-in, first-out method and consists primarily of food items and paper supplies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leasehold improvements, property and equipment
Leasehold improvements, property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized. Internal costs directly associated with the acquisition, development and construction of a restaurant are capitalized. Expenditures for major renewals and improvements are capitalized while expenditures for minor replacements, maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term, which generally include option periods that are reasonably assured, or the estimated useful lives of the assets. Upon retirement or disposal of asset, the accounts are relieved of cost and accumulated depreciation and any related gain or loss is reflected in the consolidated statement of operations. At least annually, the Company evaluates and adjusts, when necessary, the estimated useful lives of leasehold improvements, property and equipment. During the year ended December 31, 2020, management has determined there was no impairment of leasehold improvements, property or equipment.

Intangible assets
The Company amortizes intangible assets over their estimated useful life on a straight-line basis unless such life is deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. During the year ended December 31, 2020, the Company has determined there was no impairment of intangible assets.

Forgivable advance income
Currently there is no authoritative guidance under U.S. GAAP that addresses accounting and reporting by a nongovernmental entity, that is not a not-for-profit entity, (that is, a for-profit business entity) that receives a forgivable loan from a governmental entity. Accordingly, Management has elected to analogize to International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance ("IAS 20"), which states that a forgivable loan from the government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan. Accordingly, the Company presents income from forgivable loans from governmental entities within other income (expense) in the statement of operations when all performance obligations have been satisfied and forgiveness is reasonably assured. See Note 8 for more information.

PPP loans payable
Management has elected to account for certain forgivable debt from a governmental entity under ASC Topic 470, Debt ("ASC 470"), as the Company has not applied for forgiveness for certain Paycheck Protection Program (the "PPP") loans and will repay these loans. See Note 6 for more information.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management fees
In accordance with the Company's operating agreement, managing members shall be eligible to receive compensation in exchange for services to the Company (the "Management Fees"). The managing members can adjust the Management Fees when they deem appropriate, provided the Company maintains sufficient cash reserves. If there are insufficient cash reserves to incur the Management Fees, such payments will be deferred until the Company has sufficient cash reserves.

Advertising and marketing costs
Advertising and marketing costs are expensed as incurred and are included in advertising and promotions in the consolidated statement of operations.

Restaurant pre-opening costs
Pre-opening costs, including rent, wages, benefits and travel for training and opening teams, food and other restaurant openings, are expensed as incurred prior to a restaurant opening for business, and are included in operating expenses on the consolidated statement of operations.

Revenue recognition
The Company's revenues consist of sales by Company-operated restaurants and fees from franchised restaurants operated by franchisees. Revenues from franchised restaurants include franchise, development area, royalty, conference attendance and technology fees, as well as, brand development fund contributions from franchisees. As a result, the Company is dependent on the strength of the restaurant industry and its ability to collect amounts owed on franchise agreements. The Company recognizes revenue at a point in time and over time for financial reporting purposes.

Disaggregation of revenue
Revenue for the year ended December 31, 2020 is disaggregated by timing of revenue recognition, as follows:

Products transferred at a point in time	$	10,363,672
Products transferred over time		92,064
Total revenue	$	10,455,736

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers:

	January 1, 2020	December 31, 2020
Credit card receivable	$ 42,903	$ 15,940
Outside ordering receivable	122,172	231,040
Royalty receivable	5,100	2,871
Gift card payable	47,937	56,088
Catering deposits payable	11,085	10,802
Deferred franchise and area development fees	210,713	223,650

Delivery

The Company offers customers delivery in certain locations. Delivery services are fulfilled by third-party service providers. In some cases, the Company makes delivery sales through Mightyquinnsbbq.com or the Mighty Quinn's Barbecue App (the "MQ Label Sales"). In other cases, the Company makes delivery sales through a non-Mighty Quinn owned channel, such as the delivery partner's website or app ("Marketplace Sales"). With respect to MQ Label Sales, the Company controls the delivery services and generally recognize revenue, including delivery fees, when the delivery partner transfers food to the customer. For these sales, the Company receives payments directly from the customer at the time of sale. With respect to Marketplace Sales, the Company generally recognizes revenue, when control of the food is transferred to the delivery partner and the Company receives payment subsequent to the transfer of food. The payment terms with respect to Marketplace Sales are short-term in nature.

Catering

The Company offers catering services in certain locations. Deposits for catering events are deferred and revenue is recognized on the date the food is delivered to the customer.

Gift cards

The Company sells gift cards to customers in their restaurants. The gift cards sold to customers have no stated expiration dates and are subject to actual escheatment rights in the jurisdictions in which the Company operates. Revenue from Company gift cards purchased by customers is deferred as a contract liability until goods or services are transferred.

Mighty Quinn's BBQ Rewards

Eligible customers who enroll in the program via the Mighty Quinn's Barbecue App can generally earn points for every dollar spent. After accumulating a certain number of points, the customer earns a reward that can be redeemed for a free meal. The Company may also periodically offer

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Mighty Quinn's BBQ Rewards (continued)
promotions, which provide the customer with the opportunity to earn bonus points, coupons or free food. Earned rewards generally expire 7 years after they are issued. The Company defers revenue associated with the estimated price of points earned by program members as each point is earned. The estimated selling price of each point earned is based on the estimated value of the product for which the reward is expected to be redeemed. The Company recognizes loyalty revenue when a customer redeems an earned reward.

Income taxes
The Company has been organized as a limited liability company and is not a taxpaying entity for federal or state income tax purposes. As such, income of the Company is taxed to the members on their respective tax returns. The Company must pay nonresident withholding tax on taxable income which is apportioned to the state of New Jersey on behalf of New Jersey nonresident members. These payments are reported as members' withdrawals on the consolidated statement of members' (deficit). The Company pays New York City Unincorporated Business Tax on its net income which is apportioned to New York City.

Deferred income taxes are provided to reflect the tax effect of timing differences between financial accounting depreciation and tax depreciation allowed by New York City, as well as, net operating losses which will reduce the future tax liability.

Under U.S. GAAP guidance is provided as to how uncertain tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. U.S. GAAP requires the evaluation of tax positions taken to determine whether the tax positions are "more-likely-than-not" to be sustained upon examination by the applicable taxing authority.

The Company's management has not identified any uncertain tax positions that could lead to possible tax liability or penalty upon examination by a taxing authority. The Company has not accrued any tax-related interest or penalties. The Company's federal and state income tax returns for tax years 2017 and beyond remain subject to examination.

Sale of restaurant location
On February 17, 2020 (the "Sale Date"), the Company sold a barbeque restaurant located at 899 Bergen Street, Brooklyn, NY 11238 to MQBK Bergen, LLC (the "Buyer") by executing an asset purchase agreement and entering into a franchise agreement with the Company (the "Bergen Franchise"). The Buyer shall operate as a franchisee of Mighty Quinn's. On the Sale Date, the Buyer paid cash of $138,407 and entered into a promissory note for $322,928 payable over 24 months, bearing interest at a rate of six percent per annum.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Sale of restaurant location (continued)
On November 18, 2020, the Company and the Buyer entered into a franchise termination agreement (the "Termination Agreement"). As a result of the Termination Agreement, the Company provided the Buyer with a contribution not to exceed $138,407 as a development incentive (the "Development Incentive"). The Development Incentive included a $20,000 cash lump sum payment with execution of the Termination Agreement, a $49,000 franchisee credit and a $69,407 royalty credit. The Buyer is entitled to a $49,000 cash lump sum payment if a lease is signed or are in negotiations to sign a lease with a landlord for a new "Mighty Quinn's" restaurant location to be developed under the development agreement on or before September 30, 2021. To the extent the Buyer is in full compliance with the terms under the development agreement the Buyer would be credited against the amount of royalty payments that will come due under the franchise agreement pursuant to the development agreement, until the time to total amount available to the Buyer has been exhausted. As of December 31, 2020, the $49,000 cash lump sum payment and $69,407 of royalty credits have been accrued and included in due to franchisee and deferred royalty fees, respectively on the consolidated balance sheet.

NOTE 3 – LEASEHOLD IMPROVEMENTS, PROPERTY AND EQUIPMENT

As of December 31, 2020, leasehold improvements, property and equipment consist of the following:

			Estimated Useful Life
Leasehold improvements	$	5,413,276	10 – 15 years
Furniture and fixtures		1,380,043	7 years
Equipment		597,021	5 years
Vehicles		60,500	5 years
Computer software		28,822	3 years
		7,479,662	
Less: accumulated depreciation		(4,424,309)	
	$	3,055,353	

For the year ending December 31, 2020, depreciation expense was $752,906.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets are stated at cost, net of accumulated amortization. Costs incurred in connection with debt financing are capitalized and charged to amortization expense over the terms of the related debt agreement using the straight-line method. Costs incurred in connection with acquiring a trademark are capitalized and charged to amortization expense over ten years using the straight-line method. Costs incurred in connection with obtaining liquor licenses are capitalized and charged to amortization expense over three years using the straight-line method.

NOTE 4 – INTANGIBLE ASSETS (CONTINUED)

As of December 31, 2020, intangible assets consisted of the following:

			Estimated Useful Life
Trademark	$	63,718	10 years
Financing fee		35,445	10 years
Liquor licenses		8,005	2 - 3 years
		107,168	
Less: accumulated amortization		(20,676)	
	$	86,492	

Amortization expense was $12,474, for the year ended December 31, 2020.

As of December 31, 2020, future estimated amortization expense for the years ending December 31, are as follows:

2021	$	19,041
2022		10,193
2023		9,439
2024		9,157
2025		9,157
Thereafter		29,505
	$	86,492

NOTE 5 – CONVERTIBLE NOTES

Convertible note receivable

On August 17, 2019, the Company purchased a convertible note (the "Convertible Note") and was recorded at the principal face amount of $50,000. The Convertible Note bore interest at 4% per annum and was scheduled to mature on August 17, 2020. The outstanding principal amount and accrued but unpaid interest included on the Convertible Note was to have been paid in full or converted into shares of capital stock upon maturity unless converted earlier. On February 7, 2020, the Company transferred the Convertible Note to a third party and received the principal face amount of $50,000.

NOTE 5 – CONVERTIBLE NOTES (CONTINUED)

Convertible notes payable

In 2019, the Company issued unsecured convertible notes (the "Unsecured Convertible Notes") up to an aggregate principal amount of $2,000,000 to investors pursuant to a note purchase agreement dated May 10, 2019 (the "Note Purchase Agreement"). The Unsecured Convertible Notes mature on December 31, 2021 (the "Maturity Date") and accrue interest at a rate equal to 10% per annum. The Company does have the right to prepay the amount due on the Unsecured Convertible Notes prior to the maturity date.

During the year ended December 31, 2020, the Company offered securities which are accounted for as convertible notes under both regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker dealer, and member of FINRA/SIPC. SI Securities received cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold.

SI Securities acted as the Company's exclusive placement agency and intermediary in connection with an offering of the Company's securities to fund its working capital needs via the equity crowdfunding platform SeedInvest. On February 21, 2020, the Note Purchase Agreement was amended to be included with the securities offerings by SI Securities, under similar terms via SeedInvest.

As of December, 31, 2020 accrued interest payable on the Unsecured Convertible Notes was $157,337 and was included accounts payable and accrued expenses on the consolidated balance sheet.

NOTE 6 – LOANS AND LINE OF CREDIT

Bank loan

On November 6, 2017, the Company entered into a permanent fixed rate note (the "Bank Loan") with ConnectOne Bank (the "Lender") maturing November 6, 2027. The Company will make one hundred and twenty consecutive equal monthly payments of principal and interest.

Interest on the Bank Loan is fixed at 4.5% per annum. The outstanding principal balance of the Bank Loan is secured by a lien on the Company's security interests in substantially all assets and income generated by the Company and is personally guaranteed by certain managing members. Borrowings under the Bank Loan were $2,231,019 as of December 31, 2020. For the year ending December 31, 2020, interest expense on the Bank Loan was $106,836.

NOTE 6 – LOANS AND LINE OF CREDIT (CONTINUED)

Line of credit
The Company also has a $1,000,000 revolving line of credit (the "LOC") with the Lender and can be renewed annually. The LOC will mature on November 1, 2021. The Company is able to draw on the LOC to support working capital needs of Company-owned leased restaurant locations. Interest on the LOC is payable at a fixed rate of 4.75% and is paid monthly. Borrowings under the LOC were $650,000 as of December 31, 2020. For the year ending December 31, 2020, interest expense on the LOC was $28,714. The Company is subject to certain financial covenants pursuant to the Bank Loan and LOC. See Note 14 for more information.

Equipment loan
On September 20, 2018, the Company entered into an equipment loan (the "Equipment Loan") to purchase restaurant equipment. The Equipment Loan is payable monthly and will mature in September 2023. Interest on the Equipment Loan is fixed at 9%. As of December 31, 2020, borrowings under the Equipment Loan were $35,701. During the year ended December 31, 2020 interest expense on the Equipment Loan was $3,744 .

Paycheck protection program loan
The Company received various loans (the "PPP Loans") from ConnectOne Bank, in the aggregate amount of $451,500 under to the PPP established under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") that are accounted for under ASC Topic 470, Debt ("ASC 470"), as a few of the PPP loans were not eligible for forgiveness, in whole or in part. The PPP loans bear interest at a rate of one percent per annum and are payable in monthly installments of principal and interest over twenty-four months beginning ten months from the date of the note. The PPP loans may be repaid at any time with no prepayment penalty. As of December 31, 2020, accrued interest payable related to the PPP loans was $3,225 and included in accounts payable and accrued expenses on the consolidated balance sheet.

Economic Injury Disaster loan

On May 5, 2020, the Company executed the standard loan documents required for securing an Economic Injury Disaster Loan ("EIDL") from the United States Small Business Administration (the "SBA") under its Economic Injury Disaster Loan assistance program in light of the impact of the COVID-19 pandemic on the Company's business. The principal amount of the EIDL is $500,000, with proceeds to be used for working capital purposes. Interest on the EIDL accrues at the rate of 3.75% per annum and installment payments, including principal and interest, are due monthly beginning twenty-four months from the commencement date of the EIDL in the amount of $2,437. The balance of principal and interest is payable thirty years from the date of the promissory note. In connection with the EIDL, the Company executed the EIDL documents, which include the SBA Secured Disaster Loan Note, dated May 5, 2020, the Loan Authorization and Agreement, dated May 5, 2020, and the Security Agreement, dated May 5, 2020, each between the SBA and the Company.

NOTE 7 – COMMITMENTS

The Company operates its restaurants on leased premises. Lease terms for traditional shopping center or building leases generally have terms of 10-15 years. Rent expense for the Company's leases, which generally have escalating rents over the term of the lease, is recorded on a straight-line basis over the lease term. The lease term begins when the Company has the right to control the use of the property, which is typically before rent payments are due under the lease. The difference between the rent expense and the rent paid is recorded as deferred rent in the consolidated balance sheet. Rent expense related to these leases was $2,089,186 for the year ended December 31, 2020. The deferred rent payable of $555,747 is included on the consolidated balance sheet as of December 31, 2020.

Additionally, certain of the Company's operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than specified target amounts. The Company recognizes contingent rent expense provided the achievement of that target is considered probable. Mighty Quinn's Holdings LLC provides guarantees for Company's operating leases, in the event of default.

Closed locations
During the year ended December 31, 2020, the Company closed two restaurant locations and is in the process of negotiating the termination of the leases associated with these locations. The unpaid rent has been accrued as of December 31, 2020 and included in accounts payable and accrued expenses on the consolidated balance sheet. The minimum future payments under the lease terms have been included in the table below. See Note 11 for more information.

During the year ended December 31, 2020, certain of the Company's operating leases were amended to include rent abatements and/or rent concessions that have been reflected in the minimum future payments under the lease terms.

As of December 31, 2020, minimum future payments under the lease term for the year ending December 31st are as follows:

2021	$	1,952,128
2022		2,220,151
2023		2,264,940
2024		1,981,516
2025		1,808,192
Thereafter		2,000,933
	$	12,227,860

New York Yankees sponsorship agreement
On January 1, 2017 the Company entered into a sponsorship agreement with the New York Yankees Partnership (the "Yankee Agreement"). Per the terms of the Yankee Agreement, the Company will

NOTE 7 – COMMITMENTS (CONTINUED)

New York Yankees sponsorship agreement (continued)

pay an annual sponsorship fee (the "Sponsorship Fee") in the amount of $15,000 on or before May 1st annually. During the year ended December 31, 2020, the Company did not pay the annual Sponsorship Fee of $15,000 on or before May 1, 2020. The Yankee Agreement was scheduled to terminate on November 1, 2020. The Yankee Agreement was extended by one year and will terminate on November 1, 2021. The Sponsorship Fee will be paid on or before May 1, 2021.

In addition to the Sponsorship Fee, the Company is obligated to provide a catering credit equal to $15,000 to be applied against the wholesale price of products provided by the Company during a certain time period. During the year ended December 31, 2020, the catering credit was not issued and a catering credit of $15,000 will be issued on or before May 1, 2021. The Yankee Agreement also provides that advertisements will be made on behalf of the Company. At any time, the New York Yankees Partnership may cancel the sponsorship agreement with written notice.

MSG sponsorship agreement

On January 16, 2020 the Company entered into a sponsorship agreement with MSG Sports & Entertainment, LLC (the "MSG Sponsorship") for a total cost of $267,963 for two arena concession stands, commercial spots on a marquee and social media posts. Due the global pandemic the MSG sponsorship was paused due to the temporary closure of Madison Square Garden. During the year ended December 31, 2020, the Company did not make any sponsorship payments. See Note 14 for more information.

NOTE 8 – FORGIVABLE ADVANCE INCOME

Due to the global pandemic, the U.S. government has responded with relief legislation. Certain legislation, under the CARES act, authorized emergency loans to businesses by establishing, and providing funding for, forgivable bridge loans under the PPP. In April of 2020, the Company received $818,800 under the PPP which qualifies for forgiveness. Under the PPP, the Small Business Administration (the "SBA") will forgive the proceeds received if eligibility and certain other criteria are met related to the use of funds. If there is a portion of the proceeds received that is not forgiven, it converts to unsecured term notes payable in equal installments, including interest at 1 %, through April 2022.

As of December 31, 2020, Management believes the Company has met the eligibility and certain other criteria related to the use of funds, and there is reasonable assurance that full forgiveness will be granted. Accordingly, the Company has recognized $818,800 of proceeds received under the PPP as forgivable advance income during the year ended December 31, 2020, which is presented in other income (expense) in the statement of operations.

The Company has applied for forgiveness under the PPP, which is pending approval from the SBA and pending loan cancellation by the lender. Once the SBA reviews and approves the forgiveness

NOTE 8 – FORGIVABLE ADVANCE INCOME (CONTINUED)

amount, the SBA will have the right to audit the Company's compliance with the PPP for a period of up to six years. Any unfavorable outcome resulting from the SBA's review or audit will be reported once known and may materially impact the Company's financial position and/or results of future operations. See Note 14 for more information.

NOTE 9 – RETIREMENT PLAN

On June 19, 2019, the Company established a 401(k)/profit sharing defined contribution plan (the "Plan") covering all eligible employees, effective January 1, 2019. The Plan enables eligible employees to contribute a percentage of their compensation up to the maximum allowable pursuant to the Internal Revenue Code. The Company may make discretionary profit sharing and/or matching contributions for each dollar contributed by the individual within certain limits. For the year ended December 31, 2020, the Company did not make any discretionary profit sharing or matching contributions to the Plan.

NOTE 10 – CONCENTRATIONS OF CREDIT RISK, SIGNIFICANT CUSTOMERS AND SUPPLIERS

Credit risk
The Company places its cash in accounts that are insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). Throughout the year, the bank balances may exceed the limit insured by the FDIC. At December 31, 2020 the Company had approximately $400,000 in excess of the FDIC insured limit.

Major vendor
The Company had one vendor that accounted for approximately 53.9% or $2,130,292 of the cost of sales for the year ended December 31, 2020. The Company expects to maintain the relationship with this vendor.

NOTE 11 – BENEFIT FOR INCOME TAXES

The benefit for income taxes consists of the following for the year ended December 31, 2020:

Deferred income tax benefit:		
Local	$	78,716
Benefit for income taxes for the year ended		
December 31, 2020	$	78,716

NOTE 12 – LITIGATION

The Company is involved in claims and legal actions that arose in the ordinary course of business. Management records an accrual for legal contingencies when they determine that it is probable that the Company has incurred a liability and can reasonably estimate the amount of the loss. Although Management has recorded liabilities related to these claims and legal actions, the estimates used to determine the amount of these liabilities may not be accurate.

Closed locations
The Company has engaged legal counsel to further negotiate with the landlords of the 2 closed locations. Management, along with their legal counsel, cannot reasonably estimate the amount of loss or estimate a range of loss. The unpaid rent has been accrued as of December 31, 2020.

Hours and wages claim litigation
On November 20, 2018, plaintiffs, including current and former employees of the Company (the "Plaintiffs") filed a settlement communication claiming they were not paid appropriate wages for the hours worked. During the year ended December 31, 2019, Management, along with their legal counsel, believe the Company had determined it is probable that they have incurred a liability equal to $835,000 related to this litigation. This liability was included in accounts payable and accrued expenses on the consolidated balance sheet as of December 31, 2019.

During the year ended December 31, 2020, the plaintiffs and the Company agreed to a settlement which required the Company pay a cash settlement amount of $500,000 upon reaching the settlement and the remaining $300,000 of the settlement to be paid on April 1, 2021. See Note 13 for more information. Management believes that it has incurred, and recorded in its books and records, the significant portion, if not all of the legal fees related to this litigation.

NOTE 13 – GOING CONCERN
For the year ended December 31, 2020, the Company recorded a net loss of $2,083,209 and used $1,140,231 of cash in operating activities. The Company has not yet established an ongoing source of revenue sufficient to cover their operating costs. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. The Company can give no assurances that any additional capital that it is able to obtain, if any, will be sufficient to meet the Company's needs, or that any such capital will be obtained on acceptable terms. If the Company is unable to obtain adequate capital, the Company may be required to reduce operating costs. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities should the Company be unable to continue as a going concern.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 20, 2021, the date of which these consolidated financial statements were available to be issued.

Paycheck protection program loan
The Company applied for forgiveness on the PPP Loans and has been notified that a majority of the loans have been forgiven.

Second draw PPP loan
The Company received various additional PPP loans in January 2021 (the "Second Draw PPP") under the same terms as the original PPP Loans. No determination has been made as to whether the Company will be eligible for forgiveness, in whole or in part.

Franchise agreement
On February 8, 2021, the Company signed and executed one domestic franchise agreement for a "Mighty Quinn's" franchise.

Line of Credit
On February 12, 2021, the Company fully repaid the $650,000 outstanding balance on the LOC as well as the accrued interest.

MSG sponsorship agreement
As of April 5, 2021, Madison Square Garden is open, operating at 10% capacity with events limited to sporting events with fans. The Company will be negotiating the MSG Sponsorship once the arena is operating at 50% capacity.

Hours and wages claim litigation
On April 1, 2021, the Company paid the remaining cash settlement amount of $300,000 that was accrued as of December 31, 2020.

Global pandemic
On March 11, 2020, the World Health Organization declared the outbreak of a coronavirus ("COVID-19") a global pandemic. The COVID-19 outbreak is causing business disruption across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employee and vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain. Additionally, the impact of the COVID-19 outbreak on the global financial markets may reduce the Company's ability to access capital, which could negatively impact the Company's short-term and long-term liquidity.

NOTE 14 – SUBSEQUENT EVENTS (CONTINUED)

Global pandemic (continued)

Management believes the Company's biggest fixed expenses are rent and labor. The Company has reduced their labor costs and has been granted rent deferment or abatements from the Company's landlords.   The Company also has well-established digital channels like the Mighty Quinn's Barbeque App, as well as, delivery sales via delivery partners websites or apps. Overall sales have decreased because all dining rooms have been at reduced capacities, but the transition to an increase in demand for take-out and delivery was rather orderly given these well-established digital channels. Additionally, Management believes its efforts to raise capital via the equity crowdfunding platforms will help the Company emerge from the COVID-19 outbreak and continue operations. Management believes it is difficult to predict the overall outcome and impact of the COVID-19 outbreak at this point in time, but there is a risk of breaching the Company's financial covenants or unable to pay litigation claims as they become due. The negative impact of the Outbreak will depend on its duration and would suggest the existence of material uncertainty which may cast significant doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include adjustments that would result if the Company were unable to continue as a going concern.

There have been no other significant subsequent events that have been identified by the Company, except for the subsequent events disclosed above.